October 10, 2019

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

Washington, D.C. 20549

Attention: Scott Anderegg

Re:	CW Petroleum Corp
Post Qualification Amendment No. 1 to Offering Statement on Form 1-A
Filed on September 30, 2019
File No. 024-10846

Acceleration Request

Requested Date: October 15, 2019

Requested Time: 5:00 PM Eastern Time

Gentlemen:

CW Petroleum Corp (the “Company”) hereby requests that the Securities and Exchange Commission (the “Commission”) take appropriate action to declare the above-captioned Post Qualification Amendment No. 1 to Offering Statement on Form 1-A qualified at the “Requested Date” and “Requested Time” set forth above or as soon thereafter as practicable.

The Company hereby acknowledges that:

●	should the Commission or the staff of the Commission, acting pursuant to delegated authority, declare the filing qualified, it does not foreclose the Commission from taking any action with respect to the filing;

●	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing qualified, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

●	the Company may not assert the staff comments and the declaration of qualification as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

●	We are not required to clear compensation arrangements with FINRA.

The Company requests that it be notified of such qualification by a telephone call to Christopher Williams at (713) 857-8142 or by email to him at chris@cwpetroleumcorp.com

Very truly yours,

CW Petroleum Corp

By:	/s/ Christopher Williams
Christopher Williams
President

CW Petroleum Corp

23501 Cinco Ranch Blvd. Ste H120 - #325

Katy, TX 77494